UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Capital Bank Financial Corp.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

139794 101
(CUSIP Number)

Ross A. Oliver

Crestview Partners

667 Madison Avenue, 10th Floor

New York, NY 10065

(212) 906-0700

Copies to:

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,596,260
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,596,260
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,596,260
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.74%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.64%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II (FF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.64%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.64%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.64%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (FF Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.64%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (892 Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.64%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview-NAFH, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.64%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.10%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 4, dated September 20, 2017 (this “Amendment No. 4”), supplements and amends the Schedule 13D filed with the Securities and Exchange Commission on September 28, 2012, as amended by Amendment No. 1 thereto filed on November 24, 2015, Amendment No. 2 thereto filed on July 19, 2016 and Amendment No. 3 thereto filed on May 3, 2017, by Crestview Partners II GP, L.P. (“Crestview GP”), Crestview Partners II, L.P. (“Crestview DE”), Crestview Partners II (FF), L.P. (“Crestview FF”), Crestview Partners II (TE), L.P. (“Crestview TE”), Crestview Offshore Holdings II (Cayman), L.P. (“Crestview Cayman”), Crestview Offshore Holdings II (FF Cayman), L.P. (“Crestview FF Cayman”), Crestview Offshore Holdings II (892 Cayman), L.P. (“Crestview 892 Cayman”), Crestview-NAFH, LLC (“Crestview-NAFH”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) (collectively, the “Reporting Persons” and each, a “Reporting Person”) with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Capital Bank Financial Corp., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Sale of Class A Shares and Class B Shares

On September 18, 2017, the Reporting Persons sold 10,720 Class A Shares and 2,489,730 shares of Class B Non-Voting Common Stock, par value $0.01 per share, of the Issuer (“Class B Shares”), and on September 19, 2017, the Reporting Persons sold 2,230 Class A Shares and 540,632 Class B Shares (collectively, the “Sale”).

Exercise of Options with respect to Class A Shares

On September 19, 2017, Crestview Advisors exercised options to purchase 25,000 Class A Shares at a strike price of $20.00 per share (the “Option Exercise”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See item 9 on the Cover Pages to this Schedule 13D.

After giving effect to the Sale, the Reporting Persons beneficially own, for the purpose of Rule 13d-3 promulgated under the Exchange Act, an aggregate of 2,596,260 Class A Shares, or approximately 6.74% of the 38,512,130 outstanding Class A Shares, reflecting (i) the 35,456,768 outstanding Class A Shares described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 7, 2017, (ii) the conversion of the 3,030,362 Class B Shares sold in the Sale into Class A Shares upon completion of the Sale and (iii) the issuance of 25,000 additional Class A Shares to Crestview Advisors in connection with the Option Exercise .

Crestview-NAFH is the direct beneficial owner of 2,558,760 Class A Shares. Each of the Reporting Persons (other than Crestview Advisors) may be deemed to beneficially own the 2,558,760 Class A Shares directly held by Crestview-NAFH.

Crestview Advisors is the direct beneficial owner of 37,500 Class A Shares which may be deemed to be beneficially owned by Crestview GP.

Each Reporting Person disclaims beneficial ownership of the Class A Shares except to the extent of its pecuniary interest therein. Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any Class A Shares.

After giving effect to the Sale, the Reporting Persons beneficially own, for the purpose of Rule 13d-3 promulgated under the Exchange Act, an aggregate of 6,532,326 Class B Shares, or approximately 48.4% of 13,503,067 outstanding Class B Shares, reflecting (i) the 16,533,429 outstanding Class B Shares described in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2017, less (ii) the conversion of the 3,030,362 Class B Shares sold in the Sale into Class A Shares upon completion of the Sale.

Each Reporting Person disclaims beneficial ownership of the Class B Shares except to the extent of its pecuniary interest therein. Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any Class B Shares.

(b)	Number of Class A Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c)	Inapplicable.

(d)	Inapplicable.

(e)	Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2017

Crestview Partners II GP, L.P.

By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	General Counsel

Crestview Partners II, L.P.

Crestview Partners II (FF), L.P.

Crestview Partners II (TE), L.P.

Crestview Offshore Holdings II (Cayman), L.P.

Crestview Offshore Holdings II (FF Cayman), L.P.

Crestview Offshore Holdings II (892 Cayman), L.P.

By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	General Counsel

Crestview-NAFH, LLC

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Vice President

Crestview Advisors, L.L.C.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	General Counsel